EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended June 30,		Six months ended June 30,
($ in millions)	2016	2015	2016	2015
Earnings including interest on deposits (1):
Income before income tax expense	$8,222	8,549	$16,303	16,712
Less: Net income from noncontrolling interests	15	67	67	147
Income before income tax expense and after noncontrolling interests	8,207	8,482	16,236	16,565
Fixed charges	1,517	1,056	2,925	2,133
	9,724	9,538	$19,161	18,698

Fixed charges (1):
Interest expense	$1,413	956	$2,718	1,933
Estimated interest component of net rental expense	104	100	207	200
	$1,517	1,056	$2,925	2,133

Ratio of earnings to fixed charges (2)	6.41	9.03	6.55	8.77

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,207	8,482	$16,236	16,565
Fixed charges	1,185	824	2,286	1,643
	$9,392	9,306	$18,522	18,208

Fixed charges:
Interest expense	$1,413	956	$2,718	1,933
Less: Interest on deposits	332	232	639	490
Estimated interest component of net rental expense	104	100	207	200
	$1,185	824	$2,286	1,643

Ratio of earnings to fixed charges (2)	7.93	11.29	8.10	11.08

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.